EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	9/30/2008	9/30/2008
EARNINGS
Income Before Income Taxes	$389,430	$306,226	$375,397	$346,967	$417,149	$444,885	$372,702
Fixed Charges (as below)	126,168	130,599	125,551	149,017	173,793	182,890	141,933
Total Earnings	$515,598	$436,825	$500,948	$495,984	$590,942	$627,775	$514,635

FIXED CHARGES
Interest Expense	$106,464	$118,685	$103,352	$97,084	$127,352	$147,624	$116,199
Credit for Allowance for Borrowed Funds Used During Construction	3,904	4,814	16,399	42,733	36,641	25,466	18,384
Estimated Interest Element in Lease Rentals	15,800	7,100	5,800	9,200	9,800	9,800	7,350
Total Fixed Charges	$126,168	$130,599	$125,551	$149,017	$173,793	$182,890	$141,933

Ratio of Earnings to Fixed Charges	4.08	3.34	3.98	3.32	3.40	3.43	3.62